UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

Commission File Number: 000-30006

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Translation of registrant's name into English)

300-940 The East Mall
Toronto, Ontario Canada M9B 6J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	__	No	X

Documents Included as Part of this Report

No.	Document

99.1	Racing Unified Network (R.U.N.) Inc. Signs Letter of Intent with Las Vegas-based Technology Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

Date: December 21 , 2006	By:	/s/ Keith Blackwell
Keith Blackwell
Chief Financial Officer